UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

INAHSI LLC

Legal status of Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Illinois

   Date of Organization:

   January 1, 2019

Physical Address of Issuer:

30W110 Butterfield Rd
Warrenville, IL 60555

Website of Issuer:

https://Inahsi.com

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$105,323	$95,065
Cash & Cash Equivalents	$6,620	$23,342
Accounts Receivable	$0	$0
Short-term Debt	$261,936	$116,341
Long-term Debt	$0	$10,807
Revenues/Sales	$682,038	$541,504
Cost of Goods Sold	$280,833	$247,665
Taxes Paid	$0	$0
Net Income	($53,074)	$49,935

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



April 29, 2022

INAHSI LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by INAHSI LLC, an Illinois limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://Inahsi.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 29, 2022

TABLE OF CONTENTS

ABOUT THIS FORM C-AR i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

    The Company 1

RISK FACTORS 2

    Risks Related to the Company's Business and Industry 2

BUSINESS 10

    Description of the Business 10

    Business Plan 10

    The Company's Products and/or Services 10

    Competition 14

    Customer Base 15

    Intellectual Property 16

    Governmental/Regulatory Approval and Compliance..16

    Litigation 16

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 17

    Biographical Information...18

    Indemnification...20

    Employees 20

CAPITALIZATION, DEBT AND OWNERSHIP 21

    Capitalization...21

    Outstanding Debt 22

    Ownership...23

FINANCIAL INFORMATION 23

Recent Tax Information 23

    Operations...24

    Liquidity and Capital Resources...24

    Capital Expenditures and Other Obligations 24

    Material Changes and Other Information 24

    Restrictions on Transfer..24

    Previous Offerings of Securities 25

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 25

OTHER INFORMATION 26

    Bad Actor Disclosure..26

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

INAHSI LLC is a natural hair care company, formed in Illinois as a limited liability company on January 1, 2019. The Company is located at 30W110 Butterfield Rd, Warrenville, IL 60555.

The Company has a predecessor limited liability company of the same name that was formed in the State of Illinois on February 15, 2014 (the "First Predecessor Entity"). Shortly after forming the First Predecessor Entity, Brian and Rhonda Marshall moved their family to North Carolina, and they formed a second predecessor entity of the same name in the State of North Carolina on January 1, 2015 (the "Second Predecessor Entity"). Subsequently, they merged the First Predecessor Entity into the Second Predecessor Entity on February 14, 2015. After relocating their family back to Illinois, the Marshalls formed the Company in the State of Illinois. The Company continued the business operations of the Predecessor Entity by way of a transfer of its assets and liabilities to the Company, and the Second Predecessor Entity was administratively dissolved.

The Company's website is https://Inahsi.com.

The information on or in our website is not a part of this Form C-AR.

The Company conducts business in the State of Illinois and sells products through the internet throughout the United States and internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably as we expand and implement our business plans. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although retailers which carry our products may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory to our customers. Further, such risks could also adversely affect retail customers' financial condition, resulting in reduced spending on our products, some of which are marketed as premium products. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our sourcing partners who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our sourcing partners.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success. A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as publicity. If we do not adjust or respond to these and other changes in customer preferences, our sales may be adversely affected. In addition, a failure to obtain any required regulatory approvals for our proposed products could have a material adverse effect on our business, operating results and financial condition.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or sub-components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our proprietary rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the personal care field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, we are dependent on Rhonda Marshall, Manager and Chief Executive Officer, and Brian Marshall, Manager and Chief Operating Officer. The loss of Rhonda Marshall or Brian Marshall would most likely result in material harm to the Company's business, financial condition, cash flow and results of operations.

We may fail to attract and retain qualified personnel.

Our ability to operate and grow our business depends on our ability to attract and retain employees with the skills necessary to operate and maintain our facilities, produce our products and serve our customers. The increasing demand for qualified personnel may make it more difficult for us to attract and retain qualified employees. If we fail to attract and retain qualified personnel, or if we experience labor shortages, we may experience higher costs and other difficulties, and our business may be adversely impacted.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel (namely, Rhonda Marshall and Brian Marshall) in order to conduct our operations and execute our business plans; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

Distributions made pursuant to the terms of the Company's Operating Agreement may detract from the capital the Company could otherwise deploy to improve its business.

Management of the Company may, out of funds lawfully available therefor, declare distributions to be distributed to members of the Company. Any capital used to pay distributions detracts from the capital available for the Company to deploy in developing its business. Diverting the funds from the Company's operations may put the Company at a significant disadvantage in comparison to its competitors who do not make similar distributions or dividend payments. This disadvantage may have an adverse impact on the operations and financial conditions of the Company.

Changes in the prices of our products could materially affect our financial condition, results of operations, and liquidity.

Macroeconomic conditions and fluctuations in industry capacity can create changes in prices, sales volumes, and margins for our products. Prices for our products are driven by many factors, including demand for our products, industry capacity and decisions made by other producers with respect to capacity, and other competitive conditions in our industry. These factors are affected by general global and domestic economic conditions. We have little influence over the timing and extent of price changes of our products, which may be unpredictable and volatile. If supply exceeds demand, industry operating conditions deteriorate or other factors result in lower prices for our products, our earnings and operating cash flows would be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We rely on trade secrets, unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our

business.

We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary products similar to ours.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

There is no guarantee that sufficient sale levels will be achieved.

There is no guarantee that the expenditure of money on distribution and marketing efforts will translate into sufficient sales to cover our expenses and result in profits. Consequently, there is a risk that you may lose all of your investment.

Our development, marketing, and sales activities are limited by our size.

Because of our relative size, we must limit our product development, marketing, and sales activities to the amount of capital we raise. As such, we may not be able to complete our production and business development program in a manner that is as thorough as we would like. We may not ever generate sufficient revenues to cover our operating and expansion costs.

We may rely on third parties to produce and bottle our products, which creates additional risk.

As we grow and expand, we may rely on third parties to ensure the quality, safety and integrity of our products. If the third parties that we engage to produce and bottle our products fail to meet our demands or are found by government agencies to be out of compliance with applicable regulatory requirements, our supplies of those products and our future profit margins could be adversely affected.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials and ingredients obtained from suppliers, or allegations (whether or not valid) of product quality issues, mislabeling, misbranding, spoilage, allergens, adulteration or contamination with respect to our products may reduce demand for our products, and cause production and delivery disruptions or increase costs, each of which could adversely affect our business, reputation, financial condition or results of operations. If any of our products are mislabeled or become unfit for consumption or cause injury, illness or death, or if appropriate resources are not devoted to product quality and safety or to comply with changing product safety requirements, we could decide to, or be required to, recall products or withdraw from the marketplace and/or we may be subject to liability or government action, which could result in payment of damages or fines, cause certain products in our portfolio to be unavailable for a period of time, result in destruction of product inventory, or result in adverse publicity (whether or not valid), which could reduce consumer demand and brand equity. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for use are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brand. Our business could also be adversely affected if consumers lose confidence in our product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio. Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, distributors or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

We may be subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to our business. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand/image.

Increase in the cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials could harm our business.

We use natural ingredients and packaging materials for bottles such as plastic and paper products. The prices for these ingredients, other raw materials and packaging materials fluctuate depending on market conditions. Substantial increases in the prices of our ingredients, other raw materials and packaging materials, to the extent they cannot be recouped through increases in the prices of finished products, could increase our operating costs and could reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials and packaging materials could affect the affordability of our products and reduce sales.

An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, or packaging materials and containers that may be caused by a deterioration of our relationships with suppliers; by supplier quality and reliability issues; or by events such as natural disasters, power outages, labor strikes, pandemics, political uncertainties or governmental instability, or the like, could negatively impact our net revenues and profits.

Unfavorable general economic conditions in and outside of the United States could negatively impact our financial performance.

Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States or around the world could negatively affect the affordability of, and consumer demand for, our products in the United States and in international markets. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or by shifting away from our premium natural products to lower-priced products offered by other companies. Lower consumer demand for our products in the United States or internationally could reduce our profitability.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

The Company plans to use commercially reasonable efforts to adopt policies and procedures designed to comply with applicable laws. The growth of our business may increase the potential of violating these laws or its internal policies and procedures. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of our products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Our products could infringe upon the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may be required to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third-party's patents. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Further, we may be prohibited from selling our products before we obtain a license from the owner of the relevant product. If such a license is available, it may require us to pay substantial royalties.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs.

The manufacturing and marketing of products involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our results of operations and financial condition.

Our business depends on continuous operation of our manufacturing facilities. Any of our manufacturing facilities, or any of the machines within such facilities, could cease operations unexpectedly for a significant period of time due to a number of events, including:

- Unscheduled maintenance outages.
- Prolonged power failures.
- Equipment or information system breakdowns or failures.
- Disruption in the supply of raw materials, such as plastic, energy or chemicals.
- A spill or release of pollutants or hazardous substances.
- Closure or curtailment related to environmental concerns.

- Labor difficulties.

- Disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, and tunnels.

- Fires, floods, earthquakes, hurricanes, or other catastrophic events.

- Terrorism or threats of terrorism.

- Other operational problems.

These events could harm our ability to produce our products and serve our customers and may lead to higher costs and reduced earnings.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

INAHSI LLC is a natural hair care company that creates and sells products formulated to address the needs of naturally curly textured hair. Women around the world are looking for ways to embrace their naturally curly hair. Many have stopped straightening their hair with heat and harsh chemicals and need products to support their new lifestyle. They want products formulated to solve the problems that people with naturally curly, textured hair encounter, including dryness (hair and scalp), breakage and frizz.

While there are many options to choose from today, not all are able to meet the needs of our customers. More importantly, once our customers find their "Holy Grail" products, there is a tremendous vacuum in terms of how to use these products to achieve consistent results. Our products are designed to moisturize, define curls, strengthen and repair damaged hair, reduce/eliminate frizz and improve scalp health. We also educate our naturally curly hair community so that they know what to use and how to use it.

Business Plan

Inahsi Naturals products are sold in countries all over the world including: the United Kingdom, the Netherlands, Germany, Denmark, Czech Republic, Spain, Kuwait, Dubai, India, Australia, Singapore, Canada, Bahrain, Qatar, Oman, France, Malaysia and the United States. In 2021 65% of our sales are domestic and 35% were international. Of our sales, 95% of US Sales are direct to consumer (DTC) while our international sales strategy is focused primarily on wholesale direct to boutiques and online retailers. In February 2021 we completed our EU Registration and are now EU Compliant. As a result, we are now able to do businesses with larger international distributors.

In 2021 year-over-year sales growth was 26% compared to 2020. Year-over-year sales growth as of Q1 is 28% for 2022 compared to 2021. We continue to see growth in our international wholesale business and anticipate additional growth as we complete registration in additional markets including Kuwait and Dubai. We also anticipate additional growth in Europe with our existing wholesale customers as well as new distributors in the region. Finally demand for private label offerings will also contribute to revenue growth in 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
ALOE HIBISCUS LEAVE-IN CONDITIONER & DETANGLER	This ultra-moisturizing leave-in conditioner moisturizes, strengthens and restores shine which makes Aloe Hibiscus Leave-in Conditioner & Detangler a triple threat to parched tresses. The water and aloe vera juice moisturizes, the panthenol along with the rich oils of avocado and coconut help to strengthen the hair, while the ayurvedic herbal blend of hibiscus and marshmallow root not only provides slip for pesky knots but they help to make the hair soft, supple and sleek.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
COCONUT AVOCADO CURL DEFINING CUSTARD	This natural styling custard will leave your curls moisturized, defined and shiny. The panthenol along with the rich oils of avocado and coconut help to strengthen the hair. This curl defining custard provides a light hold without leaving your hair dry or	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree;

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	crunchy. It is also great to sleek down edges.	Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
ISLAND BREEZE HAIR & BODY WHIPPED BUTTER	Let your tresses feel the moisture locking power of Island Breeze. This moisture sealing hair whip is rich with Aloe Vera Juice which restores moisture to the hair as well as shea butter which restores shine and locks in moisture. Couple this with the Aloe Hibiscus Leave-in Conditioner & Detangler for ultra moisturized tresses.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
RESTORATIVE HAIR MASQUE	Our natural hair masque will restore, protect, and strengthen your tresses to promote overall healthy hair. This hair masque is enriched with ceramides, such as Hemp oil, that will help hair retain moisture, restore hair's balance and help to minimize the effects of daily wear and tear. The silk amino acids will strength your hair and restore protein loss due to damage. Perfect for those transitioning from chemical to natural, color-treated hair, and over processed hair.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
ROCK YOUR CURLS CURL ENHANCING CREAM	Curls are so much fun. Our Rock Your Curls Curl Enhancing Cream will moisturize, define and strengthen your curls while leaving them touchable and soft. Isn't it time that you "Rocked Your Curls?"	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)

SOOTHING MINT CLARIFYING SHAMPOO	From styling products to butters, our hair can experience product build up. This can lead to dry, brittle hair which leads to breakage. This clarifying shampoo will remove excessive product build up from natural and silicone-based products. The cooling sensation of mint will invigorate the senses while stimulating the scalp.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
SOOTHING MINT GENTLE CLEANSING SHAMPOO	This gentle cleansing shampoo moisturizes as it cleans. Our shampoo will clean your hair and scalp without stripping it of its natural nutrients. The cooling sensation of mint will invigorate the senses while stimulating the scalp.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
SOOTHING MINT MOISTURIZING CONDITIONER	This rich creamy moisturizing conditioner is enriched with nutrients that will moisturize, strengthen and leave your hair touchable and soft. The cooling sensation of mint will invigorate the senses while stimulating the scalp to promote overall healthy hair.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
TROPICAL ESCAPE COWASH	This gentle cleansing conditioner will cleanse, moisturize and hydrate without stripping your hair. This tranquil fragrance will whisk you away to the tropics.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single

		Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
PAMPER MY CURLS ALL-IN-ONE LEAVE-IN MOISTURE MIST	Our light-weight oil-free mist will moisturize, nourish, and refresh your curls without weighing them down. The ayurvedic herbal delight of marshmallow root will not only provide slip for pesky knots, but will make your curls soft, supple, and sleek. Lavender, angelica root and chamomile extract help to soothe dry itchy scalp. This power packed daily leave-in will mystify you with all the wonderful benefits: Repairs the hair from damage due to coloring, heat styling or weathering. Aids in color retention. Strengthens the hair structure to help fight breakage and split ends.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
PAMPER MY CURLS CURL SCULPTING GLAZE STRONG HOLD GEL	This protein-free frizz fighting natural styling glaze will leave your curls defined, protected and oh so shiny. The sunflower oil which is rich in ceramides will help to repair the hair from wear and tear. This curl sculpting glaze provides a strong hold without leaving your curls flakey or a white residue. It is also great to smooth down edges and help to instantly define and hold curls in place.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
PAMPER MY CURLS HAIR & SCALP ELIXIR	Isn't it time you pampered your curls and scalp? This Hair and Scalp Elixir will restore shine to dull lifeless curls, control frizz while the sunflower oil which is rich in ceramides will help repair damaged hair. Tea tree oil, peppermint and rosemary will soothe dry itchy scalp and stimulate the scalp to support healthy hair. While the pumpkin seed oil will smooth and strengthen the hair strands for overall healthy hair.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)

DEFINE & SHINE MANGO PAPAYA CURL DEFINING CUSTARD	This coconut oil free styling custard will leave your curls moisturized, defined and oh and the shine is out of this world. The panthenol along with the rich oils of avocado and sunflower seed oil help to strengthen and repair the hair. The hydrolyzed oats will condition, moisturize, and deliver a beautiful shine to your curls. This gluten free curl defining custard provides a light to medium hold without leaving your curls flakey or a white residue.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
DEFINE & SHINE LIQUID STYLING GEL FRAGRANCE FREE	This lightweight fragrance-free liquid styling gel is just what your curls crave. This liquid styling gel will define your curls, while adding shine and bounce to each strand. This frizz fighting liquid styling gel is specially formulated with quinoa protein which will help to improve color retention, conditioning, and protection, while the rice protein will repair your curls while leaving them soft, voluminous, and bouncy. This liquid styler provides a soft to medium hold without leaving your curls dry or crunchy.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
DEFINE & SHINE VOLUMIZING STYLING FOAM FRAGRANCE FREE	This fragrance-free frizz fighting natural styling foam will leave your curls defined, voluminous and oh so shiny. The rice protein will help to repair the hair from wear and tear while restoring shine and plumping curls to give soft voluminous curls. The baobab provides care from the damaging effects of heat, UV and environmental exposure. This styling foam provides a soft to medium hold without leaving your curls flakey or a white residue. It also can be used to smooth fly-aways and help to instantly define and hold curls in place.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Most of our competitors are attempting to grow their operations, particularly in ecommerce if they do not already have a strong ecommerce presence. This is mainly being driven by consumer ecommerce purchasing volume being accelerated by the global Covid-19 pandemic. Even still, many of our direct competitors are looking to establish a presence on retail shelves which in our opinion can distract from a direct consumer focus in the ecommerce space.

We are different from our competitors in a number of areas. We control our manufacturing which means we have a higher level of control on product quality and ultimately inventory availability. Case in point: we saw a significant influx of customers trying Inahsi Naturals products as a result of the Deva Curl product issues that occurred early in 2020. Our founder is also the formulator of our products and is a part of the textured curly hair community that we service. This direct connection to our customer base is a key differentiator. Key weaknesses we are able to exploit include the fact that while most of our competitors expend a high level of their resources courting and servicing mass market retail accounts we are able to focus more directly on the end user of our products and encourage repeat purchases directly from our website.

As competitors drop out we can take market share by increasing our marketing communication regarding how our products can fill the void that has been left due to their exit. With the ability to increase our product offering this will be much more easily accomplished.

New competitors are constantly entering this space, and they often struggle with obtaining repeat business and establishing customer loyalty. We consistently see strong repeat business and a high level of customer loyalty due to (i) our strong customer relationships; (ii) our product quality; (iii) our direct communication with our customers; and (iv) our high level of customer service.

One method we are employing to take market share is to fill gaps in our current product line where we see competitors' products being used along side Inahsi Naturals products. Over the last 12-18 months, we have made note of the main categories where we have known gaps, particularly with styling products. Also, this overlaps with inquiries we get from our customers requesting certain types of products that we currently do not produce. As a result, we have already formulated 9 new products, 3 of which were launched on June 1, 2021 and have been received very well by our current customers. We expect this trend to continue as we complete the launch of the remaining products we have planned, allowing our customers to have a "one-stop" shopping experience with Inahsi Naturals branded products.

Customer Base

Our target market trends towards millennial women looking to master their curls in the healthiest and most effective way possible. 58% of our customers are in the 25-44 age group with an Average Order Volume of $65 in the current year to date. Our Returning Customer Rate is 38.5% and rising (as of June 2021).

Supply Chain

We currently purchase raw materials and packaging from domestic based distributors who sell these materials on a wholesale basis. Smaller distributors require payment up front and per unit costs have room for improvement.

As we are starting to increase our purchasing volume we are establishing relationships with larger distributors. This enables us to ship larger quantities, reduce the per unit cost, and extend payment up to 30 days on our purchases which helps our cash flow. These distributors work directly with a number of global manufacturers who supply raw materials in all of the categories we require.

Challenges currently occurring with our supply chain include longer lead times as well as rising prices for specific ingredients which is ultimately putting pressure on our product cost and gross margins.

Intellectual Property

The Company's product formulations are trade secrets; the Company maintains no patents. However, the Company has registered trademarks with the United States Patent and Trademark Office as listed below.

Application or Registration #	Title	Description	File Date	Grant Date	Country
6231738	**INAHSI**	Trade Mark	March 14, 2020	December 29, 2020	USA
6220111	**INAHSI**	Service Mark	March 14, 2020	December 15, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rhonda Marshall	Founder, Manager and CEO	Founder, Manager and CEO, Inahsi LLC Feb 2014 – Present Formulated haircare product line using natural, plant based ingredients with a focus on naturally curly/textured hair. Organically built Social Media following on Instagram to 50K+ followers as of May 2021. Promotes products via IG/FB Live, interact directly with consumers to drive engagement. Provides product education regarding ingredients, formulation, and tips for managing curly textured hair to Inahsi customers. Paraprofessional, Joliet Public Schools District 86 - Oct 2017 – Jan 2020 Prepared for classroom and/or other assigned activities under the direction of the teacher and/or principal. Assisted the classroom teacher with the instruction and supervision of students during classroom activities. Worked with individual students/small groups to reinforce new skills initially introduced by the classroom teacher. Assisted the classroom teacher in devising and implementing strategies for reinforcing skills based on data. Maintained anecdotal notes, written observations, and other approved forms of documentation for students when instructed to do so by the classroom teacher. Assisted with critical daily activities.	BS. Chemistry '96 Xavier University, LA MA Education '08 Lewis University
Brian Marshall	Co-Founder, Manager and COO	Manager and COO, Inahsi LLC Feb 2014 – Present	BS Mechanical Engineering '97

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		Provides leadership in a variety of areas including: operations management, vendor management, procurement, and regulatory compliance.	Bradley University
			MBA '01 Roosevelt University
		Designs manufacturing processes for a global consumer products brand.	
		Sources equipment and developed sales * operations planning for manufacturing operation with rapidly growing production requirements.	
		Negotiates distribution deals in growing international beauty and cosmetics industry.	
		Manages process to complete regulatory requirements for EU Compliance.	
		Program Manager, Navistar Inc. Feb 2018 – Feb 2020	
		Program Management role in the Supplier Quality group.	
		Coordinated activities of multiple supplier quality engineers (SQEs) across supply base to ensure the production parts approval process (PPAP) and required quality documentation are properly executed. Maintain communication between SQEs and leadership to maintain status of production readiness.	

Biographical Information

Brian D. Marshall, Manager and Chief Operating Officer

Mr. Marshall has an extensive background in product development, and he is currently applying his skills and lessons learned as an engineer, engineering manager, and program manager to developing and managing the operations of Inahsi LLC. With a laser focus on developing high quality products, Mr. Marshall pulls from his previous experience to create and manage processes that will yield consistent, high quality results. From new product introduction (NPI) to supply chain management to regulatory compliance, Mr. Marshall has been able to leverage his experience and expertise to contribute to the management and continued growth of Inahsi LLC.

Prior to Inahsi LLC, Mr. Marshall spent over 20 years leading engineering product development projects from concept through completion. He has broad experience working on cross-functional teams in a variety of industries, including water softening and filtration, appliances, power tools, industrial refrigeration, and pool products. Mr. Marshall is adept at taking conceptual ideas and creating robust products within the framework of the organization's stage gate process and current manufacturing capabilities. He is also adept at sourcing and implementing new technologies.

Mr. Marshall's technical experience includes the following:

Rapid Prototyping
First Article/PPAP Review
Plastic Part Design
Injection Molding

Injection Mold Tooling
Blow Molding
Secondary Operations
Quality Function Deployment (QFD)
Design For Manufacturing (DFM)
Design For Assembly (DFA)
Design Failure Mode Effects Analysis (DFMEA)
Design of Experiments
Control Plan Development
3D Solid Modeling
Test Plan Development

Mr. Marshall's leadership and business skills include the following:

Project Management
Cross Functional Team Leader
Multi-Site Engineering Leadership
External Vendor Management
Global Product Launch Support
Value Proposition Development
New Product Commercialization
Process Development
Stage Gate Process
Gate Review Presentation
NSF International Certification/Underwriters Laboratories (UL) Listing/European Union (EU) Regulatory
Compliance Support
Voice of Customer Translation

Rhonda N. Marshall, Manager and Chief Executive Officer

As a chemist, educator, and naturalista, Mrs. Marshall brings a truly unique perspective to the beauty industry. Mrs. Marshall saw a clear consumer need and personal passion to take better care of her naturally curly hair. Her curls were something she was proud of and she felt distinguished her personality. After years of using relaxers and other chemical laden products and high heat styling methods that damaged her hair to modify her natural curl pattern, she felt there had to be a better way.

While at Helene Curtis (now Unilever), Mrs. Marshall worked on projects developing Suave Shampoos and Conditioners as well as the first clear stick for Degree Antiperspirant/Deodorant. After earning a Masters Degree in Education, she has also worked as a certified educator teaching chemistry and science at the secondary level.

Finally, after transitioning away from chemically processed hair in 2001, Mrs. Marshall eventually developed her own hair products incorporating natural ingredients that were especially effective for naturally curly hair textures. With this experience not only as a chemist but also as a customer, Mrs. Marshall developed what would eventually become the Inahsi Naturals product line.

Inahsi Naturals products have been used by award winning celebrity stylists behind the scenes for a number of shows, including ABC's Black●ish, The CW's Riverdale, and the film, Coming 2 America.

One of Mrs. Marshall's most significant accomplishments is formulating a product line that has achieved EU compliance. Considered the "gold standard" for cosmetic regulatory requirements, EU compliance essentially confirms the efficacy and safety of Inahsi Naturals products, and it proves that the product line is on par with the best produced brands in the world and is truly world-class.

Mrs. Marshall continues to express her passion for chemistry, education, and all things natural as she develops products for curly girls all over the world in countries where Inahsi Naturals products have been sold -- from the United States, to Canada, London, Paris, Germany, the Netherlands, the Czech Republic, and Australia. Mrs.

Marshall's goal is to educate, empower and encourage women everywhere to keep "Loving the YOU that you were born into".

Awards/Press

*Naturally Curly Editors Choice Award Best Emerging Brand 2017

*Featured Vogue Magazine
(How the Hair and Makeup Artist of Coming 2 America Achieved the Film's Magical Looks)

*Featured in Well+Good (Best Co-Wash) and *Black Owned Wellness Business to Support Now and Always

*Featured in Byrdie (Best Custard for the L.O.C. Method)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Illinois, USA.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Outstanding Units

As of the date of this Form C-AR, the Company's outstanding units consists of:

Type	Class A Units
Amount Outstanding	12,000,000
Par Value Per Share	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Managers may decide at some point in the future to issue additional Units, which may dilute the value of the Crowd SAFE. The percentage ownership represented by the CF Shadow Series Units into which the Series 2021 Crowd SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following SAFEs outstanding:

Type	Series 2021 Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$85,185.30*
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the Series 2021 Crowd SAFE. The percentage ownership represented by shares of the CF Shadow Series into which the Series 2021 Crowd SAFEs are convertible is subject to, among other things, the price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 85,185 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued.

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Merchant Cash Advance
Creditor	WebBank (PayPal Working Capital)
Amount Outstanding	$12,495
Interest Rate and Amortization Schedule	Fixed Fee, Payment - 30% of Daily PayPal Sales
Description of Collateral	Future Receivables
Other Material Terms	Every 90 days, we can expect to repay at least $3,086. The collateral for this loan includes all of our present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory, wherever located and all proceeds now or hereafter owned or acquired by Inahsi LLC.
Maturity Date	10/20/22

Type	Merchant Cash Advance
Creditor	Shopify, Inc.
Amount Outstanding	$72,259
Interest Rate and Amortization Schedule	Fixed Fee, Payment – 17% of Daily Sales
Description of Collateral	Future Receivables
Other Material Terms	Every 60 days, we can expect to repay at least $12,833.40. The collateral for the loan includes all accounts, general intangibles, all payment intangibles, all rights to payment, all accounts receivable and all payment intangibles, all rights to payment, all accounts receivable and all other rights of Inahsi LLC, in each case arising from the accounts, all money, cash equivalents and other assets of Inahsi LLC that come into the possession, custody or control of the lender and all of the proceeds and products, whether tangible or intangible, of any of the foregoing.
Maturity Date	4/13/23

The total amount of outstanding debt of the Company is $84,754.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Rhonda Marshall	11,400,000	95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Recent Tax Information

Total Income	Taxable Income	Total Tax
$682,038	$0	$0

Operations

INAHSI LLC (the "**Company**") was formed on January 1, 2019 under the laws of the State of Illinois, and is headquartered in Warrenville, IL.

The Company has a predecessor limited liability company of the same name that was formed in the State of Illinois on February 15, 2014 (the "First Predecessor Entity"). Shortly after forming the First Predecessor Entity, Brian and Rhonda Marshall moved their family to North Carolina, and they formed a second predecessor entity of the same name in the State of North Carolina on January 1, 2015 (the "Second Predecessor Entity"). Subsequently, they merged the First Predecessor Entity into the Second Predecessor Entity on February 14, 2015. After relocating their family back to Illinois, the Marshalls formed the Company in the State of Illinois. The Company continued the business operations of the Predecessor Entity by way of a transfer of its assets and liabilities to the Company, and the Second Predecessor Entity was administratively dissolved.

Liquidity and Capital Resources

On April 1, 2022, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $83,515.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does intend to make material capital expenditures in the near future with an estimated cost of $15,000. These capital expenditures will be on equipment that allow us to more efficiently scale our batch production process to increase our batch capacity.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series 2021 Crowd SAFE (Simple Agreement for Future Equity)	$85,185.30*	181	Intermediary Fees; Product Development; Sales and Marketing; Personnel	April 1, 2022	Regulation CF

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director, manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rhonda Marshall
_____
(Signature)

Rhonda Marshall
_____
(Name)

Manager and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Marshall
_____
(Signature)

Brian Marshall
_____
(Name)

Manager and Chief Operating Officer
_____
(Title)

April 29, 2022
_____
(Date)

/s/ Rhonda Marshall
_____
(Signature)

Rhonda Marshall
_____
(Name)

Manager and Chief Executive Officer
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.		The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.		The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

**(see attached)**

CERTIFICATION

I, Rhonda Marshall, Manager and CEO of INAHSI LLC, certify that:

    (1) the financial statements of INAHSI LLC included in this Form C-AR are true and complete in all material respects; and

    (2) the tax return information of INAHSI LLC included in this Form C-AR reflects accurately the information reported on the tax return for INAHSI LLC filed for the fiscal year ended December 31, 2021.

Dated: April 29, 2022

Signature: /s/ Rhonda Marshall

Title: Manager and Chief Executive Officer

INAHSI LLC

Unaudited Financial Statements for the

Years Ended December 31, 2021 and 2020

INAHSI LLC
BALANCE SHEET
For the Years Ended December 31, 2021 and December 31, 2020
(unaudited)

ASSETS	2021	2020
Current Assets:		
Cash and cash equivalents	6,620	23,342
Inventory	64,952	39,954
Other Current Assets	-	-
Total Current Assets	71,572	63,296
Fixed Assets, net	31,189	29,207
Other Assets	2,562	2,562
TOTAL ASSETS	105,323	95,065
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	39,809	2,866
Other current liabilities	259	507
Deferred Revenue	-	-
Loan Payable	221,868	112,968
Total Current Liabilities	261,936	116,341
Long term liabilities:		
Loan Payable	-	10,807
TOTAL LIABILITIES	261,936	127,148
Members' Equity	(156,613)	(32,083)
TOTAL LIABILITIES AND MEMBERS' EQUITY	105,323	95,065

INAHSI LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2021 and 2020
(unaudited)

	2021	**2020**
Revenues	682,038	541,504
Cost of revenues	280,833	247,665
Gross Profit (Loss)	401,205	293,839
Operating Expenses:		
General and administrative	341,881	183,201
Sales and marketing	114,942	57,789
Total Operating Expenses	456,823	240,990
Operating Income (Loss)	(55,618)	52,849
Other Income	10,807	2,000
Depreciation Expense	(8,228)	(4,344)
Other Expenses	(35)	(570)
Net Income (Loss)	(53,074)	49,935

INAHSI LLC
Statement Of Members' Equity
For the Years Ended December 31, 2021 and December 31, 2020
(unaudited)

	First Member (95%)	Second Member (5%)	Total Members' Equity
Balance as of December 31, 2019	33,876	1,782	35,658
Contributions	-	-	-
Net Income	47,439	2,496	49,935
Distributions	(111,793)	(5,883)	(117,676)
Balance as of December 31, 2020	(30,478)	(1,605)	(32,083)
Contributions	19,903	1,048	20,951
Net Income	(50,420)	(2,654)	(53,074)
Distributions	(87,787)	(4,620)	(92,407)
Balance as of December 31, 2021	(148,782)	(7,831)	(156,613)

INAHSI LLC
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	(53,074)	49,935
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	8,228	4,344
Changes in operating assets and liabilities:		
Decrease (Increase) in Inventory	(24,998)	(21,527)
Decrease (Increase) in Other Assets	-	(2,562)
Increase (Decrease) in Accounts Payable	36,943	2,866
Increase (Decrease) in Other current liabilities	(248)	507
Net cash provided in operating activities	(33,149)	33,563
Investing Activities		
Purchase of fixed assets	(10,210)	(33,551)
Net change in cash from investing activities	(10,210)	(33,551)
Financing Activities		
Proceeds (Repayment) from (of) PPP loan	(10,807)	10,807
Proceeds from working capital loans	108,900	99,463
Contributions by members	20,951	-
Distributions to members	(92,407)	(117,676)
Net change in cash from financing activities	26,637	(7,406)
Net change in cash and cash equivalents	(16,722)	(7,394)
Cash and cash equivalents at beginning of period	23,342	30,736
Cash and cash equivalents at end of period	6,620	23,342